Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

November 30, 2015

Via Edgar

Jaime G. John
Branch Chief
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3446

Re:    Ashford Hospitality Prime, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-35972

Form 8-K
Filed on February 26, 2015
File No. 001-35972

Dear Ms. John:
Ashford Hospitality Prime, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission (“SEC”) dated November 16, 2015 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35972) filed on March 16, 2015 and the Company’s Form 8-K filed on February 26, 2015 (File No. 001-35972). On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.
Form 10-K for the fiscal year ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Measures, page 89
1.     We note your disclosure on page 96 provides Hotel EBITDA for the Sofitel Chicago Water Tower for periods prior to your acquisition. Please tell us how you determined the amounts to include and describe to us any adjustments you made to the extent that the amounts included were based upon information you received from third parties.

Response:

We acknowledge the Staff’s comment. We define Hotel EBITDA as Adjusted EBITDA for the hotel property before corporate-level property taxes, insurance and general and administrative expenses not specific to the hotel property. In connection with our acquisition of the Sofitel Chicago Water Tower we received detailed income statement data from the seller. The information for the period from January 1, 2012, through October 31, 2012, and the information for the period from November 1, 2012, through

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

December 31, 2012, was audited. The information for the nine months ended September 31, 2013 was reviewed by the auditor. These audited and unaudited financial statements were included in our registration statement on Form S-11 filed with the SEC on January 21, 2014.  In order to calculate Hotel EBITDA for periods prior to our acquisition of the hotel, we deducted from net income (loss) (as shown on the income statement data received from the seller) the amounts shown on the income statement data received from the Seller for corporate taxes, insurance, legal, interest, depreciation, amortization and non-Hotel (i.e., corporate-level) EBITDA ownership expenses. We made no adjustments to the amounts provided by the seller.

Form 8-K filed February 26, 2015

Exhibit 99.1
2.     We note that the tabular presentation on page 14 assumes that the ten hotel properties owned and included in your operations at December 31, 2014 were owned as of the beginning of each period presented. We note that this assumption was reflected elsewhere in your earnings release. Please provide the following information as it relates to the information included for properties prior to your acquisition date:

•	Tell us how you determined the amounts to include and describe any adjustments you made to the extent that the amounts included were based upon information you received from third parties.

•	Identify for us each specific line item that includes pre-acquisition results and the amount of each line item that relates to pre-acquisition results.

Response:

We acknowledge the Staff’s comment. In connection with our spin-off from Ashford Hospitality Trust, Inc. (“Ashford Trust”) we prepared audited financial statements for our original eight hotels for the years ended December 31, 2014 and 2013. Our audited results for 2014 also include the results of the Sofitel Chicago Water Tower, acquired on February 24, 2014, and the Pier House Resort, acquired on March 1, 2014, since the dates of their respective acquisitions. In connection with the acquisitions we received detailed income statement data from the sellers for periods prior to our acquisition for inclusion in our earnings release tables for comparative purposes. The information for Sofitel Chicago Water Tower for the nine months ended September 30, 2013, was reviewed by the auditor and the financial statements were included in our registration statement on Form S-11 filed with the SEC on January 21, 2014. The information for the Pier House Resort for the period from January 1, 2013, through May 13, 2013, was reviewed by the auditor and the financial statements were included in our registration statement on Form S-11 filed with the SEC on January 21, 2014. The financial information for the period from May 14, 2013, through December 31, 2013, was audited and included in the Form 10-K for Ashford Trust for the year ended December 31, 2013. The financial information for the period from January 1, 2014, through March 1, 2014, was reviewed and included in the Form 10-Q for Ashford Trust for the quarterly period ended March 31, 2014. During these periods we were advised by Ashford Hospitality Trust, Inc.We determined Hotel EBITDA for each acquired hotel in the same manner as described in response to comment #1. We made no adjustments to the amounts provided by the sellers with respect to the acquired hotels in preparing the pro forma financial information.

We have included all of the tables as presented in our fourth quarter 2014 earnings release which included predecessor hotel information. Each line item in each of these tables includes the predecessor amounts from the Sofitel Chicago Water Tower and the Pier House Resort from January 1, 2013 through their respective acquisition dates. The pre-acquisition results will be zero beginning in the second quarter of 2014.

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

The following tables identify the amounts that relate solely to pre-acquisition results based on the income statement data received from the sellers:

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
KEY PERFORMANCE INDICATORS - PRO FORMA
(unaudited)

	Three Months Ended			Year Ended
	December 31,			December 31,
	2014	2013	% Variance	2014	2013	% Variance

ALL HOTELS INCLUDED IN ASHFORD PRIME PORTFOLIO:
Rooms revenue (in thousands)	$—	$10,667	-100.00%	$5,251	$43,281	-87.87%
RevPAR	$—	$208.17	-100.00%	$170.55	$212.89	-19.89%
Occupancy	—%	82.01%	-100.00%	68.29%	82.68%	-17.40%
ADR	$—	$253.84	-100.00%	$249.75	$257.48	-3.00%

NOTES:
(1) The above pro forma table assumes the ten hotel properties owned and included in the Company’s operations at December 31, 2014 were owned as of the beginning of each of the periods presented.

(2) On January 1, 2013, Marriott converted from a fiscal year with 12 weeks of operations in each of the first three quarters of the year and 16 weeks in the fourth quarter of the year, to calendar quarters.  The above pro forma table reflects an extra 3 days in Marriott-managed properties for the year ended December 31, 2013.

	Three Months Ended			Year Ended
	December 31,			December 31,
	2014	2013	% Variance	2014	2013	% Variance

ALL HOTELS INCLUDED IN ASHFORD PRIME PORTFOLIO:
Rooms revenue (in thousands)	$—	$10,667	-100.00%	$5,251	$43,281	-87.87%
RevPAR	$—	$208.17	-100.00%	$170.55	$212.89	-19.89%
Occupancy	—%	82.01%	-100.00%	68.29%	82.68%	-17.40%
ADR	$—	$253.84	-100.00%	$249.75	$257.48	-3.00%

NOTES:
(1) The above pro forma table assumes the eight hotel properties included in the Company’s operations at December 31, 2014, but not under renovation for the three months ended December 31, 2014 were owned as of the beginning of each of the periods presented.

(2) Excluded Hotels Under Renovation:
Courtyard Seattle, Renaissance Tampa

(3) On January 1, 2013, Marriott converted from a fiscal year with 12 weeks of operations in each of the first three quarters of the year and 16 weeks in the fourth quarter of the year, to calendar quarters.  The above proforma tables reflects an extra 3 days in Marriott-managed properties for the year ended December 31, 2013.

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL OPERATING PROFIT MARGIN
(unaudited)

THE FOLLOWING PRO FORMA EBITDA MARGIN TABLE REFLECTS THE TEN HOTELS INCLUDED IN THE COMPANY’S OPERATIONS AS IF THESE HOTELS WERE OWNED AT THE BEGINNING OF THE FIRST COMPARATIVE REPORTING PERIOD.

10 Prime
Properties
HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN:

4th Quarter 2014	0.00%
4th Quarter 2013	29.90%
Variance	-29.90%

HOTEL OPERATING PROFIT (HOTEL EBITDA) MARGIN VARIANCE BREAKDOWN:

Rooms	*
Food & Beverage and Other Departmental	*
Administrative & General	*
Sales & Marketing	*
Hospitality	*
Repair & Maintenance	*
Energy	*
Franchise Fee	*
Management Fee	*
Incentive Management Fee	*
Insurance	*
Property Taxes	*
Other Taxes	*
Leases/Other	*
Total	-29.90%
* Information in this table not applicable as 4th quarter 2014 information was zero.

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
Selected Pro Forma Financial and Operating Information by Property
(in thousands, except operating information)
(unaudited)

The following tables present selected financial and operating information by property for the ten properties included in Ashford Hospitality Prime, Inc.

	Three Months Ended			Year Ended
	December 31,			December 31,
	2014	2013	% Variance	2014	2013	% Variance

CHICAGO SOFITEL WATER TOWER
Selected Financial Information:
Rooms Revenue	$—	$6,675	-100.0%	$1,835	$27,589	-93.35%
Total Revenue	$—	$9,787	-100.0%	$3,130	$40,565	-92.28%
EBITDA	$—	$2,507	-100.0%	$(428)	$10,847	-103.95%
EBITDA Margin	0.00%	25.62%	-100.0%	-13.67%	26.74%	-40.41%
Selected Operating Information:
RevPAR	$—	174.83	-100.0%	$81.87	182.13	-55.05%
Occupancy	0.00%	79.01%	-100.0%	58.81%	82.02%	-28.30%
ADR	$—	221.27	-100.0%	$139.20	222.06	-37.31%
KEY WEST PIER HOUSE RESORT
Selected Financial Information:
Rooms Revenue	$—	3,992	-100.0%	$3,416	15,692	-78.23%
Total Revenue	$—	5,107	-100.0%	$4,260	20,212	-78.92%
EBITDA	$—	1,946	-100.0%	$1,939	7,567	-74.38%
EBITDA Margin	0.00%	38.10%	-100.0%	45.52%	37.44%	8.08%
Selected Operating Information:
RevPAR	$—	305.60	-100.0%	$407.75	302.76	34.68%
Occupancy	0.00%	90.76%	-100.0%	93.63%	84.60%	10.67%
ADR	$—	336.71	-100.0%	$435.51	357.86	21.70%
PRIME PROPERTIES TOTAL
Selected Financial Information:
Rooms Revenue	$—	10,667	-100.0%	$5,251	43,281	-87.87%
Total Revenue	$—	14,894	-100.0%	$7,390	60,777	-87.84%
EBITDA	$—	4,453	-100.0%	$1,511	18,414	-91.79%
EBITDA Margin	0.00%	29.90%	-100.0%	20.45%	30.30%	-9.85%
Selected Operating Information:
RevPAR	$—	208.17	-100.0%	$170.55	212.89	-19.89%
Occupancy	0.00%	82.01%	-100.0%	68.29%	82.68%	-17.40%
ADR	$—	253.84	-100.0%	$249.75	257.48	-3.00%

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL OPERATING PROFIT
(dollars in thousands)
(unaudited)

ALL HOTELS INCLUDED IN ASHFORD PRIME PORTFOLIO:

	Three Months Ended			Year Ended
	December 31,			December 31,
	2014	2013	% Variance	2014	2013	% Variance
REVENUE
Rooms	$—	$10,667	-100.0%	5,251	$43,281	-87.9%
Food and beverage	—	3,368	-100.0%	1,589	14,214	-88.8%
Other	—	859	-100.0%	550	3,282	-83.2%
Total hotel revenue	—	14,894	-100.0%	7,390	60,777	-87.8%

EXPENSES
Rooms	—	2,672	-100.0%	1,268	10,219	-87.6%
Food and beverage	—	2,657	-100.0%	1,403	10,727	-86.9%
Other direct	—	587	-100.0%	327	2,237	-85.4%
Indirect	—	3,114	-100.0%	1,914	13,221	-85.5%
Management fees, includes base and incentive fees	—	446	-100.0%	337	1,998	-83.1%
Total hotel operating expenses	—	9,476	-100.0%	5,249	38,402	-86.3%
Property taxes, insurance and other	—	965	-100.0%	630	3,961	-84.1%
HOTEL OPERATING PROFIT (Hotel EBITDA)	—	4,453	-100.0%	1,511	18,414	-91.8%
Hotel EBITDA Margin	0.00%	29.90%	-100.0%	20.45%	30.30%	-9.85%

Minority interest in earnings of consolidated joint ventures	—	—		—	—
HOTEL OPERATING PROFIT (Hotel EBITDA), excluding minority interest in joint ventures	$—	$4,453	-100.0%	$1,511	$18,414	-91.8%

NOTES:
(1)   The above pro forma table assumes the ten hotel properties owned and included in the Company’s operations at December 31, 2014 were owned as of the beginning of each of the periods presented.

(2)   On January 1, 2013, Marriott converted from a fiscal year with 12 weeks of operations in each of the first three quarters of the year and 16 weeks in the fourth quarter of the year, to calendar quarters. The above proforma tables reflects an extra 3 days in Marriott-managed properties for the year ended December 31, 2013.

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

ALL HOTELS INCLUDED IN ASHFORD PRIME PORTFOLIO NOT UNDER RENOVATION:

	Three Months Ended			Year Ended
	December 31,			December 31,
	2014	2013	% Variance	2014	2013	% Variance
REVENUE
Rooms	$—	$10,667	-100.0%	5,251	$43,281	-87.9%
Food and beverage	—	3,368	-100.0%	1,589	14,214	-88.8%
Other	—	859	-100.0%	550	3,282	-83.2%
Total hotel revenue	—	14,894	-100.0%	7,390	60,777	-87.8%

EXPENSES
Rooms	—	2,672	-100.0%	1,268	10,219	-87.6%
Food and beverage	—	2,657	-100.0%	1,403	10,727	-86.9%
Other direct	—	587	-100.0%	327	2,237	-85.4%
Indirect	—	3,114	-100.0%	1,914	13,221	-85.5%
Management fees, includes base and incentive fees	—	446	-100.0%	337	1,998	-83.1%
Total hotel operating expenses	—	9,476	-100.0%	5,249	38,402	-86.3%
Property taxes, insurance and other	—	965	-100.0%	630	3,961	-84.1%
HOTEL OPERATING PROFIT (Hotel EBITDA)	—	4,453	-100.0%	1,511	18,414	-91.8%
Hotel EBITDA Margin	0.00%	29.90%	-100.0%	20.45%	30.30%	-9.85%

Minority interest in earnings of consolidated joint ventures	—	—		—	—
HOTEL OPERATING PROFIT (Hotel EBITDA), excluding minority interest in joint ventures	$—	$4,453	-100.0%	$1,511	$18,414	-91.8%

NOTES:
(1)   The above pro forma table assumes the eight hotel properties owned and included in the Company’s operations at December 31, 2014 but not under renovation for three months ended December 31, 2014, were owned as of the beginning of each of the periods presented.

(2)   Excluded Hotels Under Renovation:
Courtyard Seattle, Renaissance Tampa

(3)   On January 1, 2013, Marriott converted from a fiscal year with 12 weeks of operations in each of the first three quarters of the year and 16 weeks in the fourth quarter of the year, to calendar quarters.   The above pro forma table reflects an extra 3 days in Marriott-managed properties for the year ended December 31, 2013.

Ms. Jaime John
Securities and Exchange Commission
November 30, 2015

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
PRO FORMA HOTEL REVENUE & EBITDA FOR TRAILING TWELVE MONTHS
(dollars in thousands)
(unaudited)

THE FOLLOWING PRO FORMA SEASONALITY TABLE REFLECTS THE TEN HOTELS INCLUDED IN
THE COMPANY’S OPERATIONS AS IF THESE HOTELS WERE OWNED AT THE BEGINNING
OF THE FIRST COMPARATIVE REPORTING PERIOD.

	2014	2014	2014	2014
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	TTM

Ashford Prime Portfolio
Total Hotel Revenue	$—	$—	$—	$7,390	$7,390
Hotel EBITDA	$—	$—	$—	$1,511	$1,511
Hotel EBITDA Margin				20.45%	20.45%

EBITDA % of Total TTM	0.0%	0.0%	0.0%	100.0%	100.0%

JV Interests in EBITDA	—	—	—	—	—

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

cc:     Via Email
Howard B. Adler
Gibson, Dunn & Crutcher LLP